DD 12/2/14

14042157

)MMISSION
9

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response.....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED DEC 01 2014 WASHINGTON DC

SEC FILE NUMBER
8-10999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2013 (MM/DD/YY) AND ENDING 9/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James & Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz II — **727-567-1000** (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02

XK 12/3/14

OATH OR AFFIRMATION

I, Richard B. Franz II, officer of Raymond James & Associates, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raymond James & Associates, Inc., as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Richard B. Franz II
Chief Financial Officer

Notary Public

NANCY COAN
MY COMMISSION EXPIRES June 18, 2016
#EE 209096
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2014

SUMMARY OF CONTENTS

A. Officer Certification and Oath or Affirmation

B. Report of Independent Registered Public Accounting Firm

C. Statement of Financial Condition as of September 30, 2014

D. Notes to Financial Statements

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors
Raymond James & Associates, Inc.:

We have audited the accompanying statement of financial condition of Raymond James & Associates, Inc. as of September 30, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond James & Associates, Inc. as of September 30, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Tampa, Florida
November 25, 2014
Certified Public Accountants

RAYMOND JAMES & ASSOCIATES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2014
(in thousands, except share and par value amounts)

Assets:		
Cash and cash equivalents	$	561,594
Cash segregated under federal and other regulations		2,108,666
Securities purchased under agreements to resell, at fair value		323,488
Securities owned, at fair value ($421.2 million pledged as collateral)		583,150
Receivables:		
Brokerage clients, net		1,784,699
Securities borrowed		134,337
Broker-dealers and clearing organizations		66,158
Loans to financial advisors, net of allowance of $581 thousand		323,370
Other receivables		286,660
Deposits with clearing organizations		134,213
Prepaid expenses and other assets		55,882
Property and equipment, net		202,256
Deferred income taxes, net		114,204
Goodwill and identifiable intangible assets, net		276,915
Total assets	$	6,955,592
Liabilities and stockholder's equity:		
Securities sold, not yet purchased, at fair value	$	210,376
Securities sold under agreements to repurchase, at fair value		244,495
Payables:		
Brokerage clients		3,031,099
Securities loaned		417,373
Brokers-dealers and clearing organizations		137,671
Other borrowings		149,700
Accrued compensation, commissions and benefits		344,324
Accrued expenses and other liabilities		199,342
Payables to affiliates		524,446
Income taxes payable		38,729
Loans payable		41,802
Total liabilities		5,339,357
Stockholder's equity:		
Common stock; $.10 par value; authorized 4,000,000 shares; issued and outstanding 1,083,500 shares		108
Additional paid-in capital		886,937
Retained earnings		729,190
Total stockholder's equity		1,616,235
Total liabilities and stockholder's equity	$	6,955,592

See accompanying Notes to Statement of Financial Condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Raymond James & Associates, Inc. ("RJ&A," "we," "our," "ours" or "us") is a Florida corporation engaged in most aspects of securities distribution and investment banking, and a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or "Parent"). RJ&A is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC"). We offer financial planning services for individuals and provide clearing services for Raymond James Financial Services, Inc. ("RJFS", a wholly owned subsidiary of RJF), Raymond James Financial Services Advisors, Inc. ("RJFSA", a wholly owned subsidiary of RJF), and other affiliated entities and unaffiliated broker-dealers. We are a member of the New York Stock Exchange Euronext ("NYSE"), NASDAQ OMX Group, NYSE AMEX Equities, NASDAQ OMX PHLX, International Securities Exchange, Buenos Aires Stock Exchange, and the Chicago Stock Exchange. We are also a member of the Securities Industry and Financial Markets Association, Financial Industry Regulatory Authority ("FINRA"), National Futures Association ("NFA") and Securities Investor Protection Corporation ("SIPC"). Through membership in the NFA, we are regulated by the Commodity Futures Trading Commission ("CFTC").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We conform to our Parent's fiscal year end of September 30. The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

Accounting estimates and assumptions

The preparation of the Statement of Financial Condition in conformity with GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with original maturities of 90 days or less, other than those used for trading purposes.

Cash segregated under federal and other regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 we, as a broker-dealer carrying client accounts, are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of our clients. Segregated assets consist of cash.

Repurchase agreements

We purchase securities under short-term agreements to resell ("Reverse Repurchase Agreements"). Additionally, we sell securities under agreements to repurchase ("Repurchase Agreements"). Both Reverse Repurchase Agreements and Repurchase Agreements are accounted for as collateralized financings and are carried at contractual amounts plus accrued interest. Our policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the Reverse Repurchase Agreements. To ensure that the market value of the underlying collateral remains sufficient, the securities are valued daily, and cash is obtained from or returned to the counterparty when contractually required. These Reverse Repurchase Agreements may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

Securities owned, securities sold but not yet purchased and fair value

Securities owned and securities sold but not yet purchased are recorded at fair value. Fair value is defined by GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date.

In determining the fair value of our financial instruments in accordance with GAAP, we use various valuation approaches, including market and/or income approaches. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when assumptions from market participants are not readily available, our own assumptions reflect those that we believe market participants would use in pricing the asset or liability at the measurement date. GAAP provides for the following three levels to be used to classify our fair value measurements:

Level 1 - Financial instruments included in Level 1 are highly liquid instruments with quoted prices in active markets for identical assets or liabilities. These include equity securities traded in active markets and certain U.S. Treasury securities, other governmental obligations, or publicly traded corporate debt securities.

Level 2 - Financial instruments reported in Level 2 include those that have pricing inputs that are other than quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (i.e., prices for similar instruments). Instruments that are generally included in this category are equity securities that are not actively traded, corporate obligations infrequently traded, certain government and municipal obligations, interest rate swaps, certain asset-backed securities ("ABS"), certain collateralized mortgage obligations ("CMOs"), and certain mortgage-backed securities ("MBS").

Level 3 - Financial instruments reported in Level 3 have little, if any, market activity and are measured using our best estimate of fair value, where the inputs into the determination of fair value are both significant to the fair value measurement and unobservable. These valuations require significant judgment or estimation. Instruments in this category generally include equity securities with unobservable inputs and certain non-agency ABS.

GAAP requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when performing our fair value measurements. The availability of observable inputs can vary from instrument to instrument and, in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

We offset our long and short positions for a particular security recorded at fair value as part of our securities owned (long positions) and securities sold but not yet purchased (short positions), when the long and short positions have identical Committee on Uniform Security Identification Procedures numbers ("CUSIPs").

Valuation techniques

The fair value for certain of our financial instruments is derived using pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of our financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than financial instruments that are thinly traded or not quoted. In accordance with GAAP, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability. For equity securities, our definition of actively traded is based on average daily volume and other market trading statistics. We have determined the market for certain other types of financial instruments, including certain CMOs, ABS, and certain collateralized debt obligations, to be volatile, uncertain or inactive as of September 30, 2014. As a result, the valuation of these financial instruments included significant management judgment in determining the relevance and reliability of market information available. We considered the inactivity of the market to be evidenced by several factors, including a continued decreased price transparency caused by decreased volume of trades relative to historical levels, stale transaction prices and transaction prices that varied significantly either over time or among market makers.

The specific valuation techniques utilized for the categorization of financial instruments presented in our Statement of Financial Condition are described below. These instruments are recorded at fair value.

When available, we use quoted prices in active markets to determine the fair value of our trading securities. Such instruments are classified within Level 1 of the fair value hierarchy. Examples include exchange traded equity securities and liquid government debt securities.

When instruments are traded in secondary markets and quoted market prices do not exist for such securities, we utilize valuation techniques including matrix pricing to estimate fair value. Matrix pricing generally utilizes spread-based models periodically re-calibrated to observable inputs such as market trades or to dealer price bids in similar securities in order to derive the fair value of the instruments. Valuation techniques may also rely on other observable inputs such as yield curves, interest rates, and expected principal repayments and default probabilities. Instruments valued using these inputs are typically classified within Level 2 of the fair value hierarchy. Examples include certain municipal debt securities, corporate debt securities, agency MBS, and restricted equity securities in public companies. We utilize prices from independent services to corroborate our estimate of fair value. Depending upon the type of security, the pricing service may provide a listed price, a matrix price or use other methods including broker-dealer price quotations.

Positions in illiquid securities that do not have readily determinable fair values require significant judgment or estimation. For these securities, we use pricing models, discounted cash flow methodologies or similar techniques. Assumptions utilized by these techniques include estimates of future delinquencies, loss severities, defaults and prepayments, or redemptions. Securities valued using these techniques are classified within Level 3 of the fair value hierarchy. For certain non-agency CMOs, where there has been limited activity or less transparency around significant inputs to the valuation, such as assumptions regarding performance of the underlying mortgages, these securities are currently classified as Level 3 of the fair value hierarchy.

Included within trading instruments (or trading instruments sold but not yet purchased) are to be announced ("TBA") security contracts with investors for generic MBS securities at specific rates and prices to be delivered on settlement dates in the future. These TBAs are entered into by us as a component of a hedging strategy, to hedge interest rate risk that it would otherwise be exposed to as part of a program its fixed income public finance operations offers to certain state and local housing finance agencies ("HFA"). Under this program, we enter into forward commitments to purchase Government National Morgage Association ("GNMA") mortgage backed securities ("MBS"). The MBS securities are issued on behalf of various HFA clients and consist of the mortgages originated through their lending programs. We forward GNMA MBS purchase commitment arises at the time of the loan reservation for a borrower in the HFA lending program (these loan reservations fix the terms of the mortgage, including the interest rate and maximum principal amount.) The underlying terms of the GNMA MBS purchase, including the price for the MBS security (which is dependent upon the interest rates associated with the underlying mortages) are also fixed at loan reservation. Upon acquisition of the MBS security, we typically sell such security in open market transactions as part of our fixed income operations. Given that the actual principal amount of the MBS security is not fixed and determinable at the date of our commitment to purchase, these forward MBS purchase commitments do not meet the definition of a "derivative instrument." These TBA securities are accounted for at fair value and are classified within Level 1 of the fair value hierarchy. The TBA securities may aggregate to either a net asset or net liability at any reporting date, depending upon market conditions. The offsetting purchase commitment is accounted for at fair value and is included in either other assets or other liabilities, depending upon whether the TBA securities aggregate to a net asset or net liability. The fair value of the purchase commitment is classified within Level 3 of the fair value hierarchy.

Brokerage client receivables, loans to financial advisors and allowance for doubtful accounts

Brokerage client receivables are principally for amounts due on cash and margin transactions and are generally collateralized by securities owned by the clients. Receivables from broker-dealer clients are reported at their outstanding principal balance, adjusted for any allowance for doubtful accounts. When a broker-dealer receivable is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. Securities beneficially owned by customers, including those that collateralize margin or other similar transactions, are not reflected in our Statement of Financial Condition.

We offer loans to financial advisors and certain key revenue producers, primarily for recruiting and retention purposes. These loans are generally repaid over a five to eight year period with interest recognized as earned. We assess future recoverability of these loans through analysis of individual financial advisor production or other performance standards. In the event that the financial advisor is no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us. In determining the allowance for doubtful accounts related to former employees or independent contractors, management primarily considers our historical collection experience as well as other factors including: any amounts due at termination, the reasons for the terminated relationship, and the former financial advisor's overall financial position. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of such loan is written off and the corresponding allowance is reduced. Based upon the nature of these financing receivables, we do not analyze this asset on a portfolio segment or class basis. Further, the aging of this receivable balance is not a determinative factor in computing our allowance for doubtful accounts, as concerns regarding the recoverability of these loans primarily arise in the event that the financial advisor is no longer affiliated with us. We present the outstanding balance of loans to financial advisors on our Statement of Financial Condition, net of their applicable allowances for doubtful accounts. The allowance for doubtful accounts balance associated with all of our loans to

financial advisors is $581 thousand at September 30, 2014. Of the September 30, 2014 loans to financial advisors, the portion of the balance associated with financial advisors who are no longer affiliated with us, after consideration of the allowance for doubtful accounts, is approximately $3.0 million.

Securities borrowed and securities loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings and recorded at the amount of collateral advanced or received. In securities borrowed transactions, we are generally required to deposit cash with the lender. With respect to securities loaned, we generally receive collateral in the form of cash in an amount in excess of the market value of securities loaned. We monitor the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Deposits with clearing organizations

Deposits with clearing organizations consist of deposits of cash or other short-term securities held by other clearing organizations or exchanges.

Property and equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is primarily provided for using the straight-line method over the estimated useful lives of the assets, which range from two to seven years for software, two to five years for furniture, fixtures and equipment, and 10 to 31 years for buildings, building components, building improvements and land improvements. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the assets. Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

Identifiable intangible assets

Certain identifiable intangible assets, such as customer relationships, trade names, developed technology we acquire, and non-compete agreements, are amortized over their estimated useful lives on a straight-line method, are evaluated for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. GAAP does not provide for the amortization of indefinite-life intangible assets such as goodwill. Rather, these assets are subject to an evaluation of potential impairment on an annual basis, or more often if events or circumstances indicate there may be impairment. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. However, if the estimated fair value is below carrying value, further analysis is required to determine the amount of the impairment. This further analysis involves assigning tangible assets and liabilities, identified intangible assets and goodwill to reporting units and comparing the fair value of each reporting unit to its carrying amount.

In the course of our evaluation of the potential impairment of goodwill, we may perform either a qualitative or a quantitative assessment. Our qualitative assessment of potential impairment may result in the determination that a quantitative impairment analysis is not necessary. Under this elective process, we assess qualitative factors to determine whether the existence of events or circumstances leads us to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing a quantitative analysis is not required. However, if we conclude otherwise, then we perform a quantitative impairment analysis.

If we either choose not to perform a qualitative assessment, or we choose to perform a qualitative assessment but are unable to qualitatively conclude that no impairment has occurred, then we perform a quantitative evaluation. In the case of a quantitative assessment, we estimate the fair value of the reporting unit which the goodwill that is subject to the quantitative analysis is associated (generally defined as the businesses for which financial information is available and reviewed regularly by management) and compare it to the carrying value. If the estimated fair value of a reporting unit is less than its carrying value, we estimate the fair value of all assets and liabilities of the reporting unit, including goodwill. If the carrying value of the reporting unit's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess.

We have elected December 31 as our annual goodwill impairment evaluation date (see Note 9 for additional information regarding the outcome of our goodwill impairment assessments).

Leases

We lease office space and equipment under operating leases. The lease term commences on the earlier of the date when we become legally obligated for the rent payments or the date on which we take possession of the property. For tenant improvement allowances and rent holidays, we record a deferred rent liability in accrued expenses and other liabilities in the Statement of Financial Condition and amortize the deferred rent over the lease term.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable reported on the Statement of Financial Condition are payable to RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in the financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 13 for further information on our income taxes.

Share-based compensation

Certain employees participate in RJF's Stock Incentive Plan which provides for the issuance of RJF common stock or restricted stock awards. RJF estimates the fair value of share-based awards on the date of grant. See Note 14 for further information.

Legal liabilities

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, we accrue a minimum based on the range of possible loss. No liability is recognized for those matters which, in managements judgment, the determination of a reasonable estimate of loss is not possible.

We record liabilities related to legal proceedings in accrued expenses and other liabilities. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of one of our employees; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the liability balance is adjusted as deemed appropriate by management. Any change in the liability amount is recorded in the Statement of Financial Condition and is recognized as either a charge, or a credit, to net income in that period. The actual costs of resolving legal proceedings may be substantially higher or lower than the recorded liability amounts for those matters.

NOTE 3 – CASH AND CASH EQUIVALENTS, CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS AND DEPOSITS WITH CLEARING ORGANIZATIONS

Our cash and cash equivalents, cash segregated under federal and other regulations and deposits with clearing organization balances are as follows:

	September 30, 2014 (in thousands)
Cash and cash equivalents:	
Cash in banks [(1)]	$ 561,594
Cash segregated pursuant to federal regulations [(2)]	2,108,666
Deposits with clearing organizations [(3)]	134,213
	$ 2,804,473

(1) As of September 30, 2014, our Parent has provided $458.1 million of cash to us for investment purposes on their behalf, which is included in this balance. See further discussion in Note 7.

(2) Consists of cash maintained in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934. RJ&A, as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients.

(3) Consists of deposits of cash and cash equivalents or other short-term securities held by other clearing organizations or exchanges. Deposits with clearing organizations to satisfy requirements at September 30, 2014 include $119.3 million in cash and $14.9 million in short-term securities.

NOTE 4 – FAIR VALUE

Assets and liabilities measured at fair value on a recurring basis are presented below:

	September 30, 2014			
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair Value
	(in thousands)			
Assets:				
Securities owned:				
Municipal obligations	$ —	$ 192,482	$ —	$ 192,482
Corporate obligations	—	109,938	—	109,938
Government and agency obligations	986	93,986	—	94,972
Agency MBS and CMOs	247	127,172	—	127,419
Non-agency CMOs and ABS	—	34,979	11	34,990
Total debt securities	1,233	558,557	11	559,801
Equity securities	7,905	5,126	88	13,119
Other securities	24	10,206	—	10,230
Total securities owned	$ 9,162	$ 573,889	$ 99	$ 583,150
Liabilities:				
Securities sold, but not yet purchased:				
Municipal obligations	$ —	$ 555	$ —	$ 555
Corporate obligations	—	15,304	—	15,304
Government and agency obligations	183,921	—	—	183,921
Agency MBS and CMOs	738	—	—	738
Total debt securities	184,659	15,859	—	200,518
Equity securities	9,856	2	—	9,858
Total securities sold, but not yet purchased	$ 194,515	$ 15,861	$ —	$ 210,376

We had $848 thousand in transfers of financial instruments from Level 1 to Level 2 during the year ended September 30, 2014. We had $1,304 thousand in transfers of financial instruments from Level 2 to Level 1 during the year ended September 30, 2014. These transfers were a result of a decrease or increase, as applicable, in availability and reliability of the observable inputs utilized in the respective instruments' fair value measurement. Our policy is that the end of our quarterly reporting period determines when transfers of financial instruments between levels are recognized.

Changes in Level 3 recurring fair value measurements

The realized and unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable and unobservable inputs. Additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended September 30, 2014 are presented below:

	Level 3 assets at fair value	
	Non-agency CMOs and ABS	Equity securities
	(in thousands)	
Fair value September 30, 2013	$ 14	$ 79
Total (losses) gains for the year included in earnings	—	6
Purchases	—	103
Sales	—	(98)
Distributions	(3)	—
Transfers:		
Out of Level 3 [1]	—	(2)
Fair value September 30, 2014	$ 11	$ 88
Change in unrealized gains related to securities held at September 30, 2014	$ 20	$ 6

(1) The transfers out of Level 3 were a result of an increase in the availability and reliability of the observable inputs utilized in the respective instruments fair value measurement.

Fair value option

The fair value option is an accounting election that allows the reporting entity to apply fair value accounting for certain financial assets and liabilities on an instrument-by-instrument basis. As of September 30, 2014, we have elected not to choose the fair value option for any of our financial assets or liabilities not already recorded at fair value.

Other fair value disclosures

Many, but not all, of the financial instruments we hold are recorded at fair value in the Statement of Financial Condition.

The following represent financial instruments in which the ending balance at September 30, 2014 is not carried at fair value on our Statement of Financial Condition:

Short-term financial instruments: The carrying value of short-term financial instruments, including cash and cash equivalents, cash segregated pursuant to federal regulations and securities either purchased or sold under agreement to resell are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose us to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates.

Receivables and other assets: Brokerage client receivables, receivables from broker-dealers and clearing organizations, securities borrowed receivables, loans to financial advisors, net, other receivables and certain other assets are recorded at amounts that approximate fair value.

Payables: Brokerage client payables, payables due to broker-dealers and clearing organizations, securities loaned payables, and certain other liabilities are recorded at amounts that approximate fair value.

Other borrowings: Other borrowings are generally day-to-day and, therefore, the recorded amounts approximate fair value.

Loans payable: The fair value of the mortgage note payable associated with the financing of our home office complex is based upon an estimate of the current market rates for similar loans.

For the financial instruments which the fair value is not reflected on the Statement of Financial Condition, we have estimated the fair value in part based upon our assumptions, the estimated amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect the estimated fair value. Accordingly, the net realizable value could be materially different from the estimate presented below.

The carrying amount and estimated fair value of our financial instruments that are not carried at fair value are as follows:

September 30, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total estimated fair value	Carrying amount
			(in thousands)		
Financial liabilities:					
Other borrowings	$ —	$ 149,700	$ —	$ 149,700	$ 149,700
Loans payable	$ —	$ 42,309	—	$ 42,309	$ 41,802

NOTE 5 – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and securities sold, not yet purchased consist of trading and investment securities at fair value as follows:

	September 30, 2014	
	Securities owned, at fair value	Securities sold, not yet purchased at fair value
	(in thousands)	
Municipal obligations	$ 192,482	$ 555
Corporate obligations	109,938	15,304
Government and agency obligations	94,972	183,921
Agency MBS and CMOs	127,419	738
Non-agency CMOs and ABS	34,990	—
Total debt securities	559,801	200,518
Equity securities	13,119	9,858
Other	10,230	—
Total	$ 583,150	$ 210,376

See Note 4 for additional information regarding the fair value of securities owned and securities sold, not yet purchased.

NOTE 6 – RECEIVABLES AND PAYABLES

Receivables from brokerage clients

Receivables from brokerage clients include amounts arising from normal cash or margin transactions and fees receivable. Margin receivables are collateralized by securities owned by brokerage clients. Such collateral is not reflected in the accompanying financial statements. The amount receivable from clients is as follows:

	September 30, 2014 (in thousands)
Brokerage client receivables	$ 1,784,974
Allowance for doubtful accounts	(275)
Brokerage client receivables, net	$ 1,784,699

See Note 15 for information regarding collateral received for customer margin transactions.

Payables to brokerage clients

Payables to brokerage clients include brokerage client funds on deposit awaiting reinvestment or amounts owed to clients for securities transactions. We pay interest at varying rates for qualifying client funds on deposit. The following table presents a summary of such payables:

	September 30, 2014 (in thousands)
Brokerage client payables:	
Interest bearing	$ 2,689,896
Non-interest bearing	341,203
Total brokerage client payables	$ 3,031,099

Receivables from and payables to brokers, dealers and clearing organizations

	September 30, 2014	
	Receivables from brokers, dealers, and clearing organizations	Payables to brokers, dealers, and clearing organizations
	(in thousands)	
Securities failed to deliver/receive	$ 57,488	$ 90,701
Open transactions, net	—	38,448
Dividends and interest	8,670	8,522
	$ 66,158	$ 137,671

Securities failed to deliver represent receivables for securities sold that we have not delivered, the settlement date has passed, and the cash owed to us has not been received. Securities failed to receive represent payables for securities purchased that we have not yet received, or paid for, and the settlement date has passed. Open transactions are amounts receivable and payable for securities that have not reached the contractual settlement dates and are recorded net on the Statement of Financial Condition.

NOTE 7 – RELATED PARTY TRANSACTIONS

Pursuant to formal clearing agreements, we clear trades for RJFS, RJFSA and other affiliated entities. We confirm securities trades, process securities movements, record transactions with clients in their accounts and collect commissions and fees on behalf of such affiliates.

We participate with affiliates in certain revenue and expense sharing arrangements, including as the beneficiary of a revenue assignment from Raymond James Insurance Group, Inc. ("RJIG"), which result in receivables from and payables to affiliates. Based on the terms in these agreements, our allocations may bot be inclusive of all economic benefits received from or provided to our Parent or our affiliates.

Receivables from affiliates of $14.2 million are included in other receivables on our Statement of Financial Condition at September 30, 2014.

Total payables to affiliates amounts to $524.4 million on our Statement of Financial Condition at September 30, 2014 and include amounts receivable and payable for these related party transactions. We manage cash for our Parent. The payable to affiliate balance includes $458.1 million owed to our Parent which we have invested in cash and cash equivalents on its behalf in conjunction with our own cash management activities. The payable to affiliates balance also includes $113.9 million payable to the Parent attributable to deferred taxes. Additionally, the payable to affiliates balance at September 30, 2014 includes $53.5 million of receivables from our Parent that are netted in this balance, as well as $6.0 million that we owe to other affiliates.

The related party transactions that give rise to these receivables and payables are settled monthly with cash transfers.

At September 30, 2014, RJA had advanced $56.6 million for receivables related to trailing commissions from mutual funds and variable annuities/insurance products to RJFS.

NOTE 8 – PROPERTY AND EQUIPMENT

	September 30, 2014 (in thousands)
Land	$ 9,866
Construction in process	3,281
Software	131,302
Buildings, leasehold and land improvements	202,823
Furniture, fixtures, and equipment	146,402
	493,674
Less: Accumulated depreciation and amortization	(291,418)
Total property and equipment, net	$ 202,256

NOTE 9 - GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

The following are our goodwill and net identifiable intangible asset balances as of September 30, 2014:

	(in thousands)
Goodwill	$ 230,496
Identifiable intangible assets, net	46,419
Total goodwill and identifiable intangible assets, net	$ 276,915

Goodwill

Goodwill results, in part, from the fiscal year 2013 transfer by our Parent of certain operations of Morgan Keegan & Company, Inc. ("MK & Co."), a wholly owned subsidiary of RJF. As a result of these transfers, the Parent also transferred the goodwill associated with the MK & Co. at amounts reflecting RJF's historical cost.

Goodwill was $230.5 million on our Statement of Financial Condition at both September 30, 2014 and 2013, respectively.

The following summarizes our goodwill by reporting unit at September 30, 2014:

		(in thousands)
Private client group	$	126,487
Capital markets		104,009
Total goodwill by reporting unit	$	230,496

Goodwill is subject to an evaluation of potential impairment on an annual basis, or more often if events or circumstances indicate there may be impairment. We performed our annual goodwill impairment testing during the quarter ended March 31, 2014 evaluating the balances as of December 31, 2013. We performed a qualitative assessment for each reporting unit that includes an allocation of goodwill to determine whether it is more likely than not that the carrying value of each reporting unit, including the recorded goodwill, is in excess of the fair value of the reporting unit. In any instance in which we are unable to qualitatively conclude that it is more likely than not that the fair value of the reporting unit exceeds the reporting unit carrying value including goodwill, a quantitative analysis of the fair value of the reporting unit would be performed. Based on the outcome of our qualitative assessment, we determined that no quantitative analysis of the fair value of any reporting unit as of December 31, 2013 was required, and we concluded that none of the goodwill allocated to any of our reporting units as of December 31, 2013 was impaired.

No events have occurred since December 31, 2013 that would cause us to update our latest annual impairment testing.

Identifiable intangible assets, net

Identifiable intangible assets by type are presented below:

	September 30, 2014				
	Gross carrying value		Accumulated amortization		Weighted average useful life
	(in thousands)				(in years)
Customer relationships	$	51,517	$	(10,598)	15.1
Non-compete agreements		1,000		(1,000)	1.5
Developed technology		11,000		(5,500)	5.0
Total	$	63,517	$	(17,098)	

NOTE 10 – OTHER BORROWINGS

At September 30, 2014, other borrowings consisted of $149.7 million of borrowings on secured lines of credit.

The following table presents our available financing arrangements with third-party lenders and affiliates and outstanding balances related thereto as of September 30, 2014:

	Committed secured[1]		Uncommitted secured [1][2][3]		Uncommitted unsecured [1][2][4]		Total	
	Financing Amount	Outstanding balance	Financing Amount	Outstanding balance	Financing Amount	Outstanding balance	Financing Amount	Outstanding balance
	(in thousands)							
Third Parties	$ 300,000	$ 35,000	$ 1,750,000	$ 201,194	$ 375,000	$ —	$ 2,425,000	$ 236,194
Affiliates	—	—	160,000	—	—	—	160,000	—
Total	$ 300,000	$ 35,000	$ 1,910,000	$ 201,194	$ 375,000	$ —	$ 2,585,000	$ 236,194
Total number of agreements	3		8		6		17	

(1) Our ability to borrow is dependent upon compliance with the conditions in the various committed loan agreements and collateral eligibility requirements.

(2) Lenders are under no contractual obligation to lend to us under uncommitted credit facilities.

(3) Any borrowings on secured lines of credit are day-to-day and are generally utilized to finance certain fixed income securities.

(4) Any borrowings on unsecured lines of credit are day-to-day and are generally utilized for cash management purposes.

The committed financing arrangements are in the form of either tri-party repurchase agreements, bi-lateral repurchase agreements or a secured line of credit. The uncommitted financing arrangements are in the form of secured lines of credit, secured bilateral or tri-party repurchase agreements, or unsecured lines of credit.

From time to time we purchase Reverse Repurchase Agreements and sell Repurchase Agreements. We account for each of these types of transactions as collateralized financings with the outstanding balances on the Repurchase Agreements included in securities sold under agreements to repurchase. At September 30, 2014, collateralized financings outstanding in the amount of $244.5 million are included in securities sold under agreements to repurchase on the Statement of Financial Condition. Of this total, outstanding balances on the committed and uncommitted Repurchase Agreements (which are reflected in the table of financing arrangements above) were $35.0 million and $51.5 million, respectively, as of September 30, 2014. Such financings are generally collateralized by non-customer, RJ&A-owned securities. The required market value of the collateral associated with the committed secured facilities ranges from 102% to 133% of the amount financed.

Loans payable on our Statement of Financial Condition consists of mortgage loans of $41.8 million for the financing of our headquarters office complex. These mortgage loans are secured by land, buildings, and improvements with a net book value of $50.5 million at September 30, 2014. They bear interest at 5.7% with monthly interest and principal debt service and a January, 2023 maturity.

Our loans payable as of September 30, 2014 mature as follows, based upon their contractual terms:

	(in thousands)
Fiscal 2015	$ 4,086
Fiscal 2016	4,325
Fiscal 2017	4,578
Fiscal 2018	4,846
Fiscal 2019	5,130
Thereafter	18,837
Total	$ 41,802

NOTE 11 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, we purchase and sell securities as either principal or agent on behalf of our clients. If either the client or counterparty fails to perform, we may be required to discharge the obligations of the nonperforming party. In such circumstances, we may sustain a loss if the market value of the security is different from the contract value of the transaction.

We also act as an intermediary between broker-dealers and other financial institutions whereby we borrow securities from one broker-dealer and then lend them to another. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions. We measure the market value of the securities borrowed and loaned against the cash collateral on a daily basis. The market value of securities borrowed and securities loaned was $90.3 million and $61.0 million at September 30, 2014, respectively. The contract value of securities borrowed and securities loaned was $93.0 million and $67.3 million, respectively, at September 30, 2014. Additional cash is obtained as necessary to ensure such transactions are adequately collateralized. If another party to the transaction fails to perform as agreed (for example, failure to deliver a security or failure to pay for a security), we may incur a loss if the market value of the security is different from the contract amount of the transaction.

We have also loaned, to broker-dealers and other financial institutions, securities owned by clients and others for which we have received cash or other collateral. The market value of securities loaned was $341.2 million at September 30, 2014. The contract value of securities loaned was $350.0 million at September 30, 2014. If a borrowing institution or broker-dealer does not return a security, we may be obligated to purchase the security in order to return it to the owner. In such circumstances, we may incur a loss equal to the amount by which the market value of the security on the date of nonperformance exceeds the value of the collateral received from the financial institution or the broker-dealer.

We have sold securities that we do not currently own and will, therefore, be obligated to purchase such securities at a future date. We have recorded $210.4 million at September 30, 2014, which represents the market value of such securities. (See Notes 4 and 5 for further information.) We are subject to loss if the market price of those securities not covered by a hedged position increases subsequent to fiscal year-end. We utilize short positions on government obligations and equity securities to economically hedge long proprietary inventory positions. At September 30, 2014, we have $183.9 million in short positions on government obligations, $0.7 million in short positions on agency MBS, $1.4 million in short positions on corporate securities and $4.4 million in short positions on equity securities which represent economic hedge positions.

We enter into security transactions on behalf of our clients and other brokers involving forward settlement. Forward contracts provide for the delayed delivery of the underlying instrument. The contractual amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The gain or loss on these transactions is recognized on a trade date basis. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. Our exposure to market risk is determined by a number of factors, including the duration, size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility. The credit risk for these transactions is generally limited to the unrealized market valuation gains recorded in the Statement of Financial Condition.

The majority of our transactions and, consequently, the concentration of our credit exposures is with clients, broker-dealers and other financial institutions in the U.S. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. Our exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. We seek to control our credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings. We monitor collateral levels on a daily basis for compliance with regulatory and internal guidelines and request changes in collateral levels as appropriate.

As a part of our fixed income public finance operations, we enter into forward commitments to purchase Government National Mortgage Association ("GNMA") MBS. See Note 16 for information on these commitments. We utilize to be announced ("TBA") security contracts to hedge our interest rate risk associated with these commitments. We incur either gains or losses, depending upon market conditions, if the timing of or the actual amount of GNMA MBS securities differs significantly from the term and notional amount of the TBA security contracts into which we enter.

NOTE 12 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of the NYSE and FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. Rule 15c3-1 also provides for an "alternative net capital requirement" which we have elected. Regulations require that the minimum net capital, as defined, be equal to the greater of $1 million or two percent of aggregate debit items arising from client transactions. FINRA may require a member firm to reduce its business if its net capital is less than four percent of Aggregate Debit Items and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than five percent of Aggregate Debit Items.

Our net capital position is as follows:

	September 30, 2014 (in thousands)
Net capital	$ 442,866
Less: required net capital	(36,694)
Excess net capital	$ 406,172
Net capital as a percentage of aggregate debit items	24.14%

At September 30, 2014, our deposit requirement for the proprietary accounts of introducing brokers was $7.0 thousand.

As a registered broker-dealer, we are required to meet the business mix test exemption under Section 11(a)(1)(G) of the Securities and Exchange Act of 1934. This test requires our qualifying transactions be greater than 50% of our total revenue. As of September 30, 2014, we have met this requirement.

Through membership in the NFA, we are regulated by the CFTC. Because we do not carry customer commodities positions, carry customer contracts of sale of any commodity for future delivery or perform custodian functions relating to such commodities or contracts, we do not perform the daily computations of the segregation requirements of Section 4d(a)(2) (and Regulation 30) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based upon such computations, nor do we perform the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

NOTE 13 – FEDERAL AND STATE INCOME TAXES

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset (liability) items are as follows:

	September 30, 2014 (in thousands)
Deferred tax assets:	
Accrued expenses	$ 19,416
Deferred compensation	93,590
Accelerated depreciation	3,803
Other intangibles	3,600
Other	5,178
Total deferred tax assets	125,587
Deferred tax liabilities:	
Goodwill	(11,071)
Unrealized gains on securities	(312)
Total deferred tax liabilities	(11,383)
Net deferred tax assets	$ 114,204

No valuation allowance associated with our deferred tax asset is required at September 30, 2014, as management believes it is more likely than not that the deferred tax asset is realizable based on the ability to net losses against consolidated taxable income of the affiliated group, carryback losses against prior year consolidated taxable income and expectations of future taxable income.

As of September 30, 2014, accrued interest and penalties included in the unrecognized tax benefits liability was approximately $2.1 million.

The aggregate change in the balance for unrecognized tax benefits is as follows:

	September 30, 2014
	(in thousands)
Balance for unrecognized tax benefits at beginning of year[(1)]	$ 5,007
Increases for tax positions related to the current year	1,228
Increases for tax positions related to prior years	969
Decreases for tax positions related to prior years	(903)
Decreases due to lapsed statute of limitations	(139)
Decreases related to settlements	(270)
Balance for unrecognized tax benefits at end of year	$ 5,892

(1) The amounts presented have been revised from those reported in the prior year to exclude interest and penalties of $2.2 million. The revised amounts more clearly reflect changes in unrecognized tax benefits.

At September 30, 2014 the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $3.8 million. We anticipate that the unrecognized tax benefits will not change significantly over the next twelve months.

The results of our operations are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. We also file separate income tax returns in certain states and local jurisdictions. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2013 for federal tax returns and fiscal year 2010 for state and local tax returns. Certain transactions from our fiscal year 2014 are currently being examined under the Internal Revenue Service ("IRS") Compliance Assurance Program. This program accelerates the examination of key issues in an attempt to resolve them before the tax return is filed. Certain state and local returns are also currently under various stages of audit. The IRS audit and various state audits in process are expected to be completed in fiscal year 2015.

NOTE 14 – EMPLOYEE BENEFIT PLANS

We participate, along with other affiliated companies, in various qualified and non-qualified savings and stock incentive plans of RJF. RJF allocates the cost of providing these plans to RJA based on actual cost per employee.

The profit sharing plan ("PSP") and employee stock ownership plan ("ESOP") are qualified plans that provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis and are recognized as compensation cost throughout the year. Benefits become fully vested after six years of qualified service.

RJA participates in RJF's 401(k) plan which is a qualified plan that may provide for a discretionary contribution or a matching contribution each year. Matching contributions are 75% of the first $1,000 and 25% of the next $1,000 of eligible compensation deferred by each participant annually.

The Long Term Incentive Plan ("LTIP") is a non-qualified deferred compensation plan that provides benefits to employees who meet certain compensation or production requirements

Contributions to the qualified plans and the LTIP are approved annually by RJF's Board of Directors or a committee thereof.

RJF established a Voluntary Deferred Compensation Plan (the "VDCP"), a non-qualified and voluntary opportunity for certain highly compensated employees to defer compensation. Eligible participants must have annual compensation of $300,000 or more, and may elect to defer a percentage or specific dollar amount of their compensation into the VDCP.

RJF also maintains non-qualified deferred compensation plans for the benefit of certain employees that provide a return to the participating employees based upon the performance of various referenced investments. Under these plans, RJF invests directly, as a principal, in such investments related to its obligations to perform under the deferred compensation plans. We are no longer awarding contributions for these plans.

Share-based compensation plans

Stock option awards

Under RJF's Stock Incentive Plan, RJA may grant options to select employees. These options are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is an employee of ours or has terminated within 45 days, disabled, deceased or, in some instances, retired. Options are granted with an exercise price equal to the market price of RJF stock on the grant date.

The fair value of each fixed option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for stock options granted during the fiscal year ended September 30, 2014:

Dividend yield	1.33%
Expected volatility	40.05%
Risk-free interest rate	1.38%
Expected lives (in years)	5.45

The dividend yield assumption is based on RJF's declared dividend as a percentage of the stock price at the date of the grant. The expected volatility assumption is based on RJF's historical stock price and is a weighted average combining (1) the volatility of the most recent year, (2) the volatility of the most recent time period equal to the expected lives assumption, (3) the implied volatility of option contracts of RJF stock, and (4) the annualized volatility of the price of RJF stock since the late 1980s. The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at the time of grant of the options. The expected lives assumption is based on the average of (1) the assumption that all outstanding options will be exercised at the midpoint between their vesting date and full contractual term and (2) the assumption that all outstanding options will be exercised at their full contractual term.

A summary of option activity for grants to RJA's employee for the fiscal year ended September 30, 2014 is presented below:

	Options for shares	Weighted-average exercise price ($)	Weighted-average remaining contractual term (years)	Aggregate intrinsic value ($) (in thousands)
Outstanding at October 1, 2013	2,545,288	$ 28.74		
Granted	648,350 [(1)]	48.27		
Exercised	(397,954)	23.98		
Forfeited	(101,080) [(1)]	34.26		
Outstanding at September 30, 2014	2,694,604	$ 33.89	3.17	$ 53,060
Exercisable at September 30, 2014	378,913	$ 26.40	0.91	$ 10,297

(1) Grants and forfeitures include transfers from and to affiliates, respectively.

The following stock option activity occurred under RJF's Stock Incentive Plan for grants made to RJA employees during the fiscal year ended September 30, 2014 (in thousands, except for per option amounts):

Weighted-average grant date fair value per option	$ 16.20
Total intrinsic value of stock options exercised	$ 10,343
Total grant date fair value of stock options vested	$ 3,787

Restricted stock awards

Under RJF's Stock Incentive Plan we may grant restricted stock awards to certain RJA employees. The determination of the number of units or shares to be granted is determined by the Corporate, Governance, Nominating and Compensation Committee of the Board of Directors. Under the plan, the awards are generally restricted for a three to five year period, during which time the awards are forfeitable in the event of termination other than for death, disability or retirement. The following activity occurred during the fiscal year ended September 30, 2014 :

	Shares/Units	Weighted-average grant date fair value ($)
Non-vested at October 1, 2013	4,783,530	$ 31.58
Granted	759,189 [1]	48.73
Vested	(771,552)	27.29
Forfeited	(126,526) [1]	33.90
Non-vested at September 30, 2014	4,644,641	$ 35.02

(1) Grants and forfeitures include transfers from and to affiliates, respectively.

The total fair value of shares and unit awards vested under this plan during the fiscal year ended September 30, 2014 was $21.1 million.

Employee stock purchase plan

The employee stock purchase plan allows employees to choose each year to have up to 20% of their annual compensation specified to purchase RJF's common stock. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the stock is 85% of the average high and low market price on the day prior to the purchase date.

Employee investment funds

Certain key employees participate in RJF's EIF Funds, which are limited partnerships that invest in certain of our merchant banking and venture capital activities and other unaffiliated venture capital limited partnerships. RJF made non-recourse loans to these key employees for two-thirds of the purchase price per unit. All of these loans have been repaid.

NOTE 15 – DISCLOSURE OF OFFSETTING ASSETS AND LIABILITIES, COLLATERAL AND ENCUMBERED ASSETS

The following table presents information about the financial instruments that are offset or subject to an enforceable master netting arrangement or other similar agreement as of the dates indicated:

	Gross amounts of recognized assets (liabilities)	Gross amounts offset in the Statement of Financial Condition	Net amounts presented in the Statement of Financial Condition	Gross amounts not offset in the Statement of Financial Condition: Financial instruments	Gross amounts not offset in the Statement of Financial Condition: Cash collateral received (paid)	Net amount
	(in thousands)					
As of September 30, 2014:						
Assets						
Securities purchased under agreements to resell and other collateralized financings	$ 323,488	$ —	$ 323,488	$ (323,488) (1)	$ —	$ —
Stock borrowed	134,337	—	134,337	(130,234)	—	4,103
Total assets	$ 457,825	$ —	$ 457,825	$ (453,722)	$ —	$ 4,103
Liabilities						
Securities sold under agreements to repurchase	$ (244,495)	$ —	$ (244,495)	$ 244,495 (2)	$ —	$ —
Stock loaned	(417,373)	—	(417,373)	401,661	—	(15,712)
Total liabilities	$ (661,868)	$ —	$ (661,868)	$ 646,156	$ —	$ (15,712)

(1) We are over-collateralized since the actual amount of financial instruments pledged as collateral for securities purchased under agreements to resell and other collateralized financings amounts to $341.5 million as of September 30, 2014.

(2) We are over-collateralized since the actual amount of financial instruments pledged as collateral for securities sold under agreements to repurchase amounts to $253.7 million as of September 30, 2014.

For financial statement purposes, we do not offset our repurchase agreements or securities borrowing or securities lending transactions because the conditions for netting as specified by GAAP are not met. Our repurchase agreements, securities borrowing and securities lending transactions are transacted under master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the two parties to the transaction. Although not offset on the Statement of Financial Condition, these transactions are included in the preceding table.

Collateral

We receive cash and securities as collateral, primarily in connection with Reverse Repurchase Agreements, securities borrowed, and customer margin loans.

In many cases, we are permitted to deliver or repledge financial instruments we have received as collateral, for our own use in our repurchase agreements, securities lending agreements, other secured borrowings, satisfaction of deposit requirements with clearing organizations, or otherwise meeting either our, or our clients, settlement requirements.

The table below presents financial instruments at fair value, that we received as collateral, are not included on our Statement of Financial Condition, and that were available to be delivered or repledged, along with the balances of such instruments that were used to deliver or repledge, to satisfy one of our purposes described above:

	September 30, 2014
	(in thousands)
Collateral we received that is available to be delivered or repledged	$ 2,026,276
Collateral that we delivered or repledged	881,907 (1)

(1) The collateral delivered or repledged as of September 30, 2014, includes client margin securities which we pledged with a clearing organization in the amount of $138.8 million which were applied against our requirement of $116.5 million.

Encumbered assets

We pledge certain of our trading instrument assets to collateralize either Repurchase Agreements, other secured borrowings, or to satisfy our settlement requirements, with counterparties who may or may not have the right to deliver or repledge such securities.

The table below presents information about the fair value of our assets that have been pledged for one of the purposes described above:

	September 30, 2014
	(in thousands)
Financial instruments owned, at fair value, pledged to counterparties that:	
Had the right to deliver or repledge	$ 391,244
Did not have the right to deliver or repledge	44,595 (1)

(1) Assets delivered or repledged as of September 30, 2014, includes securities which we pledged with a clearing organization in the amount of $14.7 million which were applied against our requirement of $116.5 million (client margin securities we pledged which are described in the preceding table constitute the remainder of the assets pledged to meet the requirement).

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Commitments and contingencies

In the normal course of business, we enter into underwriting commitments. As of September 30, 2014, we had one open transaction involving such commitments which was subsequently settled in open market transactions at amounts which approximated the carrying value of this commitment in our Statement of Financial Condition as of September 30, 2014.

As part of our recruiting efforts, we offer loans to perspective financial advisors primarily for recruiting and/or retention purposes (see Note 2 for a discussion of our accounting policies governing these transactions). These commitments are contingent upon certain events occurring including, but not limited to, the individual joining us. As of September 30, 2014, we had made commitments, to either prospects that have accepted our offer, or recently recruited producers, of approximately $33.6 million that have not yet been funded.

As a part of our fixed income public finance operations, we enter into forward commitments to purchase GNMA MBS. The MBS securities are issued on behalf of various state and local housing finance agencies ("HFA") and consist of the mortgages originated through their lending programs. Our forward GNMA MBS purchase commitment arises at the time of the loan reservation for a borrower in the HFA lending program (these loan reservations fix the terms of the mortgage, including the interest rate and maximum principal amount). The underlying terms of the GNMA MBS purchase, including the price for the MBS security (which is dependent upon the interest rates associated with the underlying mortgages) are also fixed at loan reservation. At September 30, 2014, we had approximately $323 million principal amount of outstanding forward MBS purchase commitments which are expected to be purchased by us over the following 90 days. Upon acquisition of the MBS security, we typically sell such security in open market transactions as part of our fixed income operations. Given that the actual principal amount of the MBS security is not fixed and determinable at the date of our commitment to purchase, these forward MBS purchase commitments do not meet the definition of a derivative instrument. In order to hedge the market interest rate risk to which we would otherwise be exposed between the date of the commitment and the date of sale of the MBS in the market, we enter into TBA security contracts with investors for generic MBS securities at specific rates and prices to be delivered on settlement dates in the future. These TBA securities are accounted for at fair value and are included in Agency MBS securities in the table of assets and liabilities measured at fair value included in Note 4, and at September 30, 2014 aggregate to a net liability having a fair value of $770 thousand. The estimated fair value of the purchase commitment at September 30, 2014 is an asset of $770 thousand, which is included in other receivables on our Statement of Financial Condition.

As a result of the extensive regulation of the financial services industry, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. These reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions. See Note 12 for additional information regarding regulatory capital requirements applicable to us.

Lease commitments

Long-term lease agreements expire at various times through fiscal 2026. Minimum annual rental payments as of September 30, 2014 under such agreements for the succeeding five fiscal years are approximately (in thousands):

Fiscal 2015	$	63,959
Fiscal 2016		58,244
Fiscal 2017		49,457
Fiscal 2018		37,983
Fiscal 2019		30,336
Thereafter		64,552
Total	$	304,531

Certain leases contain rent holidays, leasehold improvement incentives, renewal options and/or escalation clauses.

Legal matter contingencies

We are a defendant or co-defendant in various lawsuits and arbitrations incidental to our securities business as well as other corporate litigation. We are contesting the allegations in these cases and believe that there are meritorious defenses in each of these lawsuits and arbitrations. In view of the number and diversity of claims against us, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be. Refer to Note 2 for a discussion of our criteria for establishing a range of possible loss related to such matters. As of September 30, 2014, management currently estimates the aggregate range of possible loss is from $0 to an amount of up to $1.5 million in excess of the accrued liability (if any) related to these matters. In the opinion of management, based on current available information, review with outside legal counsel, and consideration of the accrued liability amounts provided for in the accompanying Statement of Financial Condition with respect to these matters, ultimate resolution of these matters will not have a material adverse impact on our financial position.

NOTE 17 — SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through November 25, 2014. There were no subsequent events that required recognition or disclosure.

LIFE WELL PLANNED.

RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER

880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863

LIFEWELLPLANNED.COM